DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

December 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Mathews

Re:	Post-Effective Amendment No. 169 to the Registration Statement on Form N-1A of DWS RREEF Completion Fund I (the “Fund”), a series of Deutsche DWS Market Trust (the “Registrant”) (Reg. Nos. 002-21789; 811-01236)

Dear Mr. Mathews,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on November 20, 2024. The Amendment was filed on behalf of the Fund on October 4, 2024, with an effective date of December 18, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

General Comments

1.      Comment: Please file the Fund’s responses to the Staff’s comments on EDGAR at least five business days prior to the filing of the amendment to the Fund’s Registration Statement pursuant to Rule 485(b). Please reflect any disclosure changes in the correspondence or email changed pages. Please be advised that comments provided on any one section of the Fund’s Registration Statement apply to similar disclosure throughout the Registration Statement.

Response: The Fund confirms it will file its responses to the Staff’s comments on EDGAR as requested. We agree to either reflect all disclosure changes in the correspondence or email changed pages separately. In addition, the Fund confirms that it will apply the Staff’s comments on any one section of the Registration Statement to similar disclosure throughout.

2.	Comment: Provide a completed fee and expense table in the response letter and confirm in the correspondence that the cap will be for the duration of at least one year.

Response: A copy of the Fund’s completed fee table and expense example are included in this letter as Attachment A. We confirm the expense cap will be in effect for a period of at least one year from the date of the Fund’s prospectus and this disclosure is included in Attachment A.

Prospectus Comments

3.	Comments to clarify disclosure in the fee and expense table regarding the Fund’s fees:

a.	Comment: In narrative disclosure in the fee and expense table, state that the Fund’s subadvisor will be compensated directly or indirectly by wrap program sponsors, such as through wrap fees and explain how participants in the wrap program can obtain information about the fee.

Response: The fee and expense table in the Fund’s Prospectus included in the Amendment includes the following footnote: “Shareholders should be aware, however, that the fund is part of separately managed account investment programs, and the fund’s subadvisor will be compensated directly or indirectly by wrap program sponsors or wrap account clients for separately managed account advisory services.” The Fund proposes to add the following disclosure to this footnote: “For additional information on these compensation arrangements, please contact the wrap program sponsor or your financial representative.”

b.	Comment: Since the Advisor charges no management fee, please revise the discussion of waivers and reimbursements to explain that the waiver only provides for fund expenses.

Response: The Fund’s Prospectus has been revised to address the Staff’s comment by deleting the reference to “fees” in the footnote to the fee and expense table that describes the waiver and reimbursement arrangements.

c.	Comment: At or prior to the performance section, note that fees are assessed at the wrap program level, not at the fund level, which will result in higher performance being represented than if the fees were assessed at the fund level.

Response: The Fund’s Prospectus has been revised to address the Staff’s comment. See Attachment B.

4.	Comment: Clarify whether the Fund intends to invest directly in real assets or in companies that invest in real assets.

Response: The Fund intends to invest in securities of companies in real assets sectors and does not intend to invest directly in real assets. Consistent with this investment approach, the Fund’s Prospectus has been revised to address the Staff’s comment. See Attachment B.

 2

5.	Comment: Clarify in the disclosure what metrics or factors are used to determine whether a company owns or derives a “significant portion” of their value from real assets or the production thereof, so as to be included in the Fund’s portfolio.

Response: The Fund’s subadvisor will generally consider securities for investment that are included in various indices that are real assets-related such as the FTSE EPRA NAREIT Global Real Estate Index, the Dow Jones Brookfield Infrastructure Index, or the S&P Global Natural Resources Index, industry classifications, or companies that the Fund’s subadvisor otherwise determines own or derive a significant portion of their value from real assets or the production thereof. The Fund’s Prospectus has been revised to address the Staff’s comment. See Attachment B.

6.	Comment: Clarify in the disclosure which entity, the Advisor or subadvisor, is primarily responsible for making investment decisions for the Fund.

Response: RREEF America L.L.C. (“RREEF”) is the subadvisor to the Fund and is primarily responsible for making investment decisions for the Fund, subject to the oversight of the Advisor. The Prospectus included in the Amendment already states that “RREEF makes the investment decisions, buys and sells securities for the fund and conducts research that leads to these purchase and sale decisions.” Consistent with this statement, the Fund will change several references in the Prospectus from the Advisor to the Fund’s subadvisor. See Attachment B.

7.	Comment: With respect to fixed income securities, clarify whether all or particular types of fixed income securities are deemed to be real assets by the Fund. Explain how the Fund classifies fixed income securities as real assets and the role fixed income securities will play in achieving the Fund’s overall investment objective. Additionally, to aid investors to understand the strategy, consider adding a brief description of master limited partnerships.

Response: For fixed income securities, the Fund generally intends to utilize an equivalent process to that used to determine whether an equity investment is considered a real assets investment, as described under the caption “Management process” in the Prospectus. Fixed income securities are not expected to play a material role in implementing the Fund’s investment objective and strategy. The Fund’s Prospectus has been revised to address the Staff’s comments. See Attachment B.

8.	Comment: The “Other Investment Strategies” section discloses that the Fund may invest in exchange-traded funds. Please confirm in correspondence that acquired fund fees are expected to represent less than 0.1% of Fund expenses in the first year of operation or amend the expense table accordingly.

Response: The Fund confirms that expenses relating to the Fund’s investment in acquired funds are expected to be less than 0.1% of the Fund’s total expenses, and therefore acquired fund fees and expenses do not need to be reflected in the expense table.

3

Statement of Additional Information Comments

9.	Comment: With regards to the concentration policy, confirm in correspondence that the Fund considers the investment of any underlying DWS Fund, or other underlying investment company, when determining fund compliance with its concentration policy.

Response: The Fund does not expect to invest materially in any underlying DWS Fund or other underlying investment company. In determining compliance with its concentration policies, the Fund considers the concentration policies of underlying funds, though it does not look through to all securities held in underlying funds. The Registrant is not aware that the Staff has issued formal guidance on the application of the concentration policy to funds of funds. To the extent the Fund determines its investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that exposure.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-2564 (email: Peter.Fariel@dws.com).

Very truly yours,

/s/Peter Fariel

Peter Fariel

Vice President and Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.

4

Attachment A

DWS RREEF Completion Fund I

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a % of the value of your investment)

Management fee[1]	0.00%
Distribution/service (12b-1) fees	None
Other expenses[2]	0.35%
Total annual fund operating expenses	0.35%
Fee waiver/expense reimbursement	0.35%
Total annual fund operating expenses after fee waiver/expense reimbursement	0.00%

1 The Advisor does not charge a management fee to the fund. Shareholders should be aware, however, that the fund is part of separately managed account investment programs, and the fund's subadvisor will be compensated directly or indirectly by wrap program sponsors or wrap account clients for separately managed account advisory services. For additional information on these compensation arrangements, please contact the wrap program sponsor or your financial representative.”

2 “Other expenses” are based on estimated amounts for the current fiscal year.

The Advisor has contractually agreed through December 17, 2027 to reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired fund fees and expenses) at a ratio no higher than 0.00%. The agreement may only be terminated with the consent of the fund’s Board.

EXAMPLE

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses (including three years of capped expenses) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$0	$0

5

Attachment B

DWS RREEF Completion Fund I

Revised Prospectus

Prospectus
December 18, 2024

DWS RREEF Completion Fund I
TICKER: RASFX
As with all mutual funds, the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) do not approve or disapprove these shares or determine whether the information in this prospectus is truthful or complete. It is a criminal offense for anyone to inform you otherwise.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

DWS RREEF Completion Fund I

Ticker: RASFX
Investment Objective
The fund seeks total return.
Fees and Expenses
These are the fees and expenses you may pay when you buy, hold and sell shares. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.
SHAREHOLDER FEES
(paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a % of the value of your investment)
Management fee[1]	0.00
Distribution/service (12b-1) fees	None
Other expenses[2]	0.35
Total annual fund operating expenses	0.35
Fee waiver/expense reimbursement	0.35
Total annual fund operating expenses after fee waiver/ expense reimbursement	0.00
1The Advisor does not charge a management fee to the fund. Shareholders should be aware, however, that the fund is part of separately managed account investment programs, and the fund's sub-advisor will be compensated directly or indirectly by wrap program sponsors or wrap account clients for separately managed account advisory services. For additional information on these compensation arrangements, please contact the wrap program sponsor or your financial representative.
2“Other expenses” are based on estimated amounts for the current fiscal year.
The Advisor has contractually agreed through December 17, 2027 to reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired fund fees and expenses) at a ratio no higher than 0.00%. The agreement may only be terminated with the consent of the fund’s Board.
EXAMPLE
This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses (including three years of capped expenses in each period)
remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$0	$0
PORTFOLIO TURNOVER
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may mean higher taxes if you are investing in a taxable account. These costs are not reflected in annual fund operating expenses or in the expense example, and can affect the fund’s performance.
Since the fund is newly offered, portfolio turnover information is not available.
Principal Investment Strategies
The fund was established exclusively for use within separately managed accounts (“SMAs”). The fund is used in combination with selected individual securities to implement the SMA’s investment program.
Main investments. The fund will focus its investments in a combination of investments that the fund’s subadvisor believes offer exposure to “real assets”. Currently, the fund’s subadvisor intends to seek exposure to the following real assets sectors through investment in companies in the following real assets sectors: listed real estate (REITs and real estate operating companies), natural
Prospectus December 18, 2024	1	DWS RREEF Completion Fund I

resource-related equities (energy, metals and mining, paper and forestry, agriculture), listed infrastructure (regulated utilities, transport, communications, pipelines, seaports, airports and toll roads), master limited partnerships (MLPs) and fixed income securities. MLPs, are entities that receive partnership taxation treatment under the Internal Revenue Code of 1986, as amended, and whose interests or “units” are traded on securities exchanges like shares of corporate stock. However, these exposures may change from time to time and exposures to new real assets sectors may be added or exposures to existing real assets sectors may be deleted.
The fund expects to invest its assets in securities of foreign issuers, including securities of issuers located in countries with new or emerging markets (whether directly or in American Depositary Receipts (ADRs) or Global Depositary Receipts (GDRs)).
The fund may also invest in fixed income securities, including Treasury Inflation-Protected Securities (TIPS). With respect to investments in fixed income securities, the fund may hold securities of any quality, maturity or duration.
Management process. The investment process (for both equity and fixed income securities) starts with top-down allocations to each of the underlying real assets sectors, that comprise listed real estate, natural resource-related equities, listed infrastructure, master limited partnerships (MLPs) and fixed income securities, and then continues with allocations to the subsectors within each main sector. The fund’s subadvisor may consider various real assets indices, industry classifications, or other factors to identify companies in these real assets sectors. Portfolio management continuously monitors the current economic environment and reviews the sector and subsector allocations accordingly. Sector allocations are adjusted on an ongoing basis based upon portfolio management’s macro views in an effort to increase portfolio efficiency through tactical allocations. Within each of the sectors, portfolio management uses bottom-up analysis to value each individual security and judges the relative attractiveness of each to select what it believes to be the best investments to fill the sector allocations defined by the top-down allocation process. In addition to valuing the cash flow stream of the underlying assets, portfolio management’s bottom-up analysis also considers a company’s balance sheet, the quality and geography of the assets, the company’s management team, market thematics, liquidity, and a number of environmental, social and governance (ESG) considerations, each of which can impact an investment’s potential risk and return expectations. The portfolio is monitored on an ongoing basis for risk management purposes.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Main Risks
There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Security selection risk. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, ESG factors, the relative attractiveness of different securities or other matters.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively
Prospectus December 18, 2024

DWS RREEF Completion Fund I

affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, and debt levels and credit ratings, among other factors. Such adverse conditions may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war, terrorism, economic uncertainty or financial crises, contagion, trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity, increased government activity, including economic stimulus measures, and supply chain disruptions. While COVID-19 is no longer considered to be a public health emergency, the fund and its investments may be adversely affected by lingering effects of this virus or future pandemic spread of viruses.
In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the Web sites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Real estate securities risk. Real estate companies, including REITs, can be negatively affected by the risks associated with direct ownership of real estate, such as general or local economic conditions, decreases in real estate value, increases in property taxes and operating expenses, liabilities or losses due to environmental problems, extreme weather or natural disasters, delays in completion of construction, falling rents (whether due to poor demand, increased competition, overbuilding, or limitations on rents), zoning changes, rising interest rates, lack of credit, failure of borrowers to repay loans and losses from casualty or condemnation. In addition, real estate values have been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. During periods of rising interest rates, real estate securities may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. Rising interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain. In addition, many real estate companies, including REITs, utilize leverage which increases investment risk. Highly leveraged real estate companies are particularly vulnerable to the effects of an economic downturn. Further, REITs are dependent upon management skills, may not be diversified and may have relatively small market capitalizations, which can increase volatility. REITs must satisfy certain requirements in order to qualify for favorable tax treatment under applicable tax laws, and a failure to qualify could adversely affect the value of the REIT. By investing in REITs through a fund, a shareholder will bear expenses of the REITs in addition to expenses of the fund and will not be entitled to the federal income tax deduction for qualified REIT dividends available to noncorporate investors that own REITs directly unless certain holding period and other requirements are satisfied.
Infrastructure-related companies risk. Infrastructure-related companies can be negatively affected by various factors, including general or local economic conditions and
Prospectus December 18, 2024

DWS RREEF Completion Fund I

political developments, general changes in market sentiment towards infrastructure assets, high interest costs in connection with capital construction and improvement programs, difficulty in raising capital, costs associated with compliance with changes in regulations, regulation or intervention by various government authorities, including government regulation of rates, inexperience with and potential losses resulting from the deregulation of a particular industry or sector, changes in tax laws, environmental problems, costs or disruptions caused by extreme weather or other natural disasters, the effects of energy conservation policies, commodities markets disruptions (e.g., significant changes over short time periods in the price of oil), technological changes, surplus capacity, casualty losses, threat of terrorist attacks and changes in interest rates. Rising interest rates could lead to higher financing costs and reduced earnings for infrastructure-related companies. A company is considered to be an infrastructure-related company if at least 50% of its non-cash assets are infrastructure assets or 50% of its gross income or net profits are derived, directly or indirectly, from the ownership, management, construction, operation, utilization or financing of infrastructure assets. Infrastructure-related companies may be focused in the energy, industrials and utilities sectors. At times, the performance of securities in these sectors may lag the performance of other sectors or the broader market as a whole. A downturn in these sectors could have an adverse impact on the fund.
Natural resources securities risk. Securities of natural resources companies may be affected by a variety of factors, including global political and economic developments, climate changes or natural disasters in major natural resource areas, fluctuations in commodity prices, government regulations and fluctuating demand caused by, among other causes, rising interest rates, general economic conditions and energy conservation efforts.
Non-diversification risk. The fund is classified as non-diversified under the Investment Company Act of 1940, as amended. This means that the fund may invest in securities of relatively few issuers. Thus, the performance of one or a small number of portfolio holdings can affect overall performance.
Foreign investment risk. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments, as well as US and foreign government actions such as the imposition of tariffs, economic and trade sanctions or embargoes, could undermine the value of the fund’s foreign investments, prevent the fund from realizing the full value of its foreign investments or prevent the fund from selling foreign securities it holds.
Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities. In addition, because non-US markets may be open on days when the fund does not price its shares, the value of the foreign securities in the fund’s portfolio may change on days when shareholders will not be able to purchase or sell the fund’s shares.
Emerging markets risk. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.
Master limited partnership risk. Investments in securities of MLPs involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. Certain MLP securities may trade in lower volumes due to their smaller capitalizations, and may be subject to more abrupt or erratic price movements and lower market liquidity. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments could have poor returns.
MLPs are also subject to various risks related to the underlying operating companies they control, including dependence upon specialized management skills and the risk that such companies may lack or have limited operating histories. Investments held by MLPs may be relatively illiquid, limiting the MLPs’ ability to vary their portfolios promptly in response to changes in economic and other conditions.
MLPs often operate in the energy infrastructure sector and are subject to specific risks that could cause the value of the MLP to decline, including, among others: fluctuations in commodity prices; fluctuations in consumer demand for commodities such as oil, natural gas or petroleum products; fluctuations in the supply of oil, natural gas or other commodities for transporting, processing, storing or delivering; slowdowns in new construction; extreme weather or other natural disasters; and threats of terrorist attacks. Additionally, changes in economic conditions of key energy producing and consuming countries, domestic and foreign government regulations, international politics, policies of the Organization of Petroleum Exporting Countries (OPEC), taxation and tariffs may adversely impact the profitability of energy infrastructure companies. Moreover, energy infrastructure companies may incur environmental costs and liabilities due to the nature of their businesses and substances handled. Over time, depletion of natural gas reserves and other energy reserves may also affect the profitability of energy infrastructure companies.
Prospectus December 18, 2024

DWS RREEF Completion Fund I

Credit risk. The fund's performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation.
Interest rate risk. When interest rates rise, prices of debt securities generally decline. The longer the duration of the fund’s debt securities, the more sensitive the securities will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.) Interest rates can change in response to the supply and demand for credit, government and/or central bank monetary policy and action, inflation rates, and other factors. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and potential illiquidity and may detract from fund performance to the extent the fund is exposed to such interest rates and/or volatility.
Low inflation/deflation risk. During periods of low inflation or deflation, investments in securities that typically offer some protection from inflation (including investments in natural resources, infrastructure related companies and real estate related companies, among others) could decline in value, causing the fund to underperform.
Prepayment and extension risk. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any changes or unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance. Prepayments could also create capital gains tax liability in some instances.
Focus risk. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance. The fund may become more focused in particular industries, asset classes or sectors of the economy as a result of changes in the valuation of the fund’s investments or fluctuations in the fund’s assets, and the fund is not required to reduce such exposures under these circumstances.
Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Redemption risk. The fund is intended to be a component of an SMA strategy in managed account investment programs sponsored by third-party financial institutions. A program sponsor’s clients may, alone or in the aggregate, have substantial investments in the fund. If a program sponsor decides to remove the strategy as an available option for its program participants or to cease investing in the fund to implement the strategy, or if a large program client decides to terminate its managed account, the fund may experience relatively large redemptions and could be required to liquidate some or all of its assets at inopportune times or unfavorable prices. The liquidation of fund assets at inopportune times or unfavorable prices may adversely affect the liquidity of the fund's portfolio, increase or accelerate taxable gains or transaction costs, negatively affect the fund’s net asset value, performance, or ability to satisfy redemptions in a timely manner, and cause the value of your investment to decline.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund, and in extreme conditions, the fund could have difficulty meeting redemption requests.
Pricing risk. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times and prices it considers desirable. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Operational and technology risk. Cyber-attacks, disruptions or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s
Prospectus December 18, 2024

DWS RREEF Completion Fund I

or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and systems put in place by its service providers, fund counterparties, issuers of securities held by the fund or other market participants.
Past Performance
Since the fund is newly offered, performance information is not available. When performance information is available it can show how a fund's returns vary from year to year and can give an idea of its risk; so can comparing fund performance to overall market performance (as measured by an appropriate market index). Past performance may not indicate future results. The Advisor does not charge a management fee to the fund. Shareholders should be aware, however, that the fund is part of separately managed account investment programs, and the fund's subadvisor will be compensated directly or indirectly by wrap program sponsors or wrap account clients for separately managed account advisory services. If the fund charged a management fee instead of the compensation paid by wrap program sponsors or wrap account clients to the subadvisor, the fund’s performance would be lower.
Management
Investment Advisor
DWS Investment Management Americas, Inc.
Subadvisor
RREEF America L.L.C.
Portfolio Manager(s)
Evan Rudy, CFA, Director and Head of Investment Strategy Liquid Real Assets. Portfolio Manager of the fund. Began managing the fund in 2024.
Aaron Heffernan, CFA, Vice President and Portfolio Manager Liquid Real Assets. Portfolio Manager of the fund. Began managing the fund in 2024.
Purchase and Sale of Fund Shares
Shares of the fund may be purchased only by and on behalf of “wrap” account clients (“eligible investors”) where the fund’s subadvisor has an agreement to serve as investment adviser to the wrap program sponsor (typically a registered investment adviser or broker-dealer) or directly to the wrap account clients of the wrap program sponsor. The fund intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor at the direction of the wrap program sponsor, as described above, and each eligible investor, by purchasing shares, agrees to any such redemption. There is no minimum investment amount for initial investments or subsequent investments. Eligible investors may purchase shares or sell their shares back to the fund (based on instructions from their wrap program sponsor to the broker-dealer who executes trades for their managed account) on any day the New York Stock Exchange (“NYSE”) is open. Purchase and redemption orders are processed at the net asset value next calculated after the order is received on behalf of the eligible investor each day the NYSE is open.
Tax Information
The fund's distributions are generally taxable to you as ordinary income or capital gains, except when your investment is through an IRA, 401(k), or other tax-advantaged investment plan. Any withdrawals you make from a tax- advantaged investment plan, however, may be taxable to you.
Payments to Broker-Dealers and
Other Financial Intermediaries
If you purchase shares of the fund through a wrap program sponsor, broker-dealer or other financial intermediary (such as a bank), the fund, the Advisor, and/or the Advisor’s affiliates may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.
Prospectus December 18, 2024

DWS RREEF Completion Fund I

Fund Details
Additional Information About Fund Strategies and Risks
The fund was established exclusively for use within SMAs. The fund is used in combination with selected individual securities to implement the SMA’s investment program.
Investment Objective
The fund seeks total return.
Principal Investment Strategies
Main investments. The fund will focus its investments in a combination of investments that the fund’s subadvisor believes offer exposure to “real assets”. Currently, the fund’s subadvisor intends to seek exposure to the following real assets sectors through investment in companies in the following real assets sectors: listed real estate (REITs and real estate operating companies), natural resource-related equities (energy, metals and mining, paper and forestry, agriculture), listed infrastructure (regulated utilities, transport, communications, pipelines, seaports, airports and toll roads), master limited partnerships (MLPs) and fixed income securities. MLPs, are entities that receive partnership taxation treatment under the Internal Revenue Code of 1986, as amended, and whose interests or “units” are traded on securities exchanges like shares of corporate stock. However, these exposures may change from time to time and exposures to new real assets sectors may be added or exposures to existing real assets sectors may be deleted.
The fund expects to invest its assets in securities of foreign issuers, including securities of issuers located in countries with new or emerging markets (whether directly or in American Depositary Receipts (ADRs) or Global Depositary Receipts (GDRs)).
The fund may also invest in fixed income securities, including Treasury Inflation-Protected Securities (TIPS). With respect to investments in fixed income securities, the fund may hold securities of any quality, maturity or duration.
Management process. The investment process (for both equity and fixed income securities) starts with top-down allocations to each of the underlying real assets sectors, that comprise listed real estate, natural resource-related equities, listed infrastructure, master limited partnerships (MLPs) and fixed income securities, and then continues with allocations to the subsectors within each main sector. The fund’s subadvisor may consider various real assets indices, industry classifications, or other factors to identify companies in these real assets sectors. Portfolio management continuously monitors the current economic environment and reviews the sector and subsector allocations accordingly. Sector allocations are adjusted on an ongoing basis based upon portfolio management’s macro views in an effort to increase portfolio efficiency through tactical allocations. Within each of the sectors, portfolio management uses bottom-up analysis to value each individual security and judges the relative attractiveness of each to select what it believes to be the best investments to fill the sector allocations defined by the top-down allocation process. In addition to valuing the cash flow stream of the underlying assets, portfolio management’s bottom-up analysis also considers a company’s balance sheet, the quality and geography of the assets, the company’s management team, market thematics, liquidity, and a number of environmental, social and governance (ESG) considerations, each of which can impact an investment’s potential risk and return expectations. The portfolio is monitored on an ongoing basis for risk management purposes.
Securities lending. The fund may lend securities (up to one-third of total assets) to approved institutions, such as registered broker-dealers, pooled investment vehicles, banks and other financial institutions. In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent, with riskier securities generally requiring higher levels of collateral.
Other Investment Strategies
Exchange traded funds. The fund may invest up to 10% of its net assets in affiliated and unaffiliated exchange-traded funds (ETFs).
Derivatives. The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. The fund may use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential
Prospectus December 18, 2024	7	Fund Details

gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
Main Risks
There are several risk factors that could hurt the fund’s performance, cause you to lose money or cause the fund’s performance to trail that of other investments. The fund may not achieve its investment objective, and is not intended to be a complete investment program. An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stock market risk. When stock prices fall, you should expect the value of your investment to fall as well. Stock prices can be hurt by poor management on the part of the stock’s issuer, shrinking product demand and other business risks. These may affect single companies as well as groups of companies. The market as a whole may not favor the types of investments the fund makes, which could adversely affect a stock’s price, regardless of how well the company performs, or the fund’s ability to sell a stock at an attractive price. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. Events in the US and global financial markets, including actions taken by the US Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility which could negatively affect performance. High market volatility may also result from significant shifts in momentum of one or more specific stocks due to unusual increases or decreases in trading activity. Momentum can change quickly, and securities subject to shifts in momentum may be more volatile than the market as a whole and returns on such securities may drop precipitously. To the extent that the fund invests in a particular geographic region, capitalization or sector, the fund’s performance may be affected by the general performance of that region, capitalization or sector.
Security selection risk. The securities in the fund’s portfolio may decline in value. Portfolio management could be wrong in its analysis of industries, companies, economic trends, ESG factors, the relative attractiveness of different securities or other matters.
Market disruption risk. Economies and financial markets throughout the world have become increasingly interconnected, which has increased the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. This includes reliance on global supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, extreme weather events, and natural disasters. Such supply chain disruptions can lead to, and have led to, economic and market disruptions that have far-reaching effects on financial markets worldwide. The value of the fund’s investments may be negatively affected by adverse changes in overall economic or market conditions, such as the level of economic activity and productivity, unemployment and labor force participation rates, inflation or deflation (and expectations for inflation or deflation), interest rates, demand and supply for particular products or resources including labor, and debt levels and credit ratings, among other factors. Such adverse conditions may contribute to an overall economic contraction across entire economies or markets, which may negatively impact the profitability of issuers operating in those economies or markets. In addition, geopolitical and other globally interconnected occurrences, including war, terrorism, economic uncertainty or financial crises, contagion, trade disputes, government debt crises (including defaults or downgrades) or uncertainty about government debt payments, government shutdowns, public health crises, natural disasters, supply chain disruptions, climate change and related events or conditions, have led, and in the future may lead, to disruptions in the US and world economies and markets, which may increase financial market volatility and have significant adverse direct or indirect effects on the fund and its investments. Adverse market conditions or disruptions could cause the fund to lose money, experience significant redemptions, and encounter operational difficulties. Although multiple asset classes may be affected by adverse market conditions or a particular market disruption, the duration and effects may not be the same for all types of assets.
Current military and other armed conflicts in various geographic regions, including those in Europe and the Middle East, can lead to, and have led to, economic and market disruptions, which may not be limited to the geographic region in which the conflict is occurring. Such conflicts can also result, and have resulted in some cases, in sanctions being levied by the United States, the European Union and/or other countries against countries or other actors involved in the conflict. In addition, such conflicts and related sanctions can adversely affect regional and global energy, commodities, financial and other markets and thus could affect the value of the fund's investments. The extent and duration of any military conflict, related sanctions and resulting economic and market disruptions are impossible to predict, but could be substantial.
Other market disruption events include pandemic spread of viruses, such as the novel coronavirus known as COVID-19, which have caused significant uncertainty, market volatility, decreased economic and other activity, increased government activity, including economic stimulus measures, and supply chain disruptions. While COVID-19 is no longer considered to be a public health emergency, the fund and its investments may be adversely affected by lingering effects of this virus or future pandemic spread of viruses.
Prospectus December 18, 2024

Fund Details

In addition, markets are becoming increasingly susceptible to disruption events resulting from the use of new and emerging technologies to engage in cyber-attacks or to take over the Web sites and/or social media accounts of companies, governmental entities or public officials, or to otherwise pose as or impersonate such, which then may be used to disseminate false or misleading information that can cause volatility in financial markets or for the securities of a particular company, group of companies, industry or other class of assets.
Adverse market conditions or particular market disruptions, such as those discussed above, may magnify the impact of each of the other risks described in this “MAIN RISKS” section and may increase volatility in one or more markets in which the fund invests leading to the potential for greater losses for the fund.
Real estate securities risk. Real estate companies, including REITs, can be negatively affected by the risks associated with direct ownership of real estate, such as general or local economic conditions, decreases in real estate value, increases in property taxes and operating expenses, liabilities or losses due to environmental problems, extreme weather or natural disasters, delays in completion of construction, falling rents (whether due to poor demand, increased competition, overbuilding, or limitations on rents), zoning changes, rising interest rates, lack of credit, failure of borrowers to repay loans and losses from casualty or condemnation. In addition, real estate values have been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. During periods of rising interest rates, real estate securities may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. Rising interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain. In addition, many real estate companies, including REITs, utilize leverage which increases investment risk. Highly leveraged real estate companies are particularly vulnerable to the effects of an economic downturn. Further, REITs are dependent upon management skills, may not be diversified and may have relatively small market capitalizations, which can increase volatility. REITs must satisfy certain requirements in order to qualify for favorable tax treatment under applicable tax laws, and a failure to qualify could adversely affect the value of the REIT. By investing in REITs through a fund, a shareholder will bear expenses of the REITs in addition to expenses of the fund and will not be entitled to the federal income tax deduction for qualified REIT dividends available to noncorporate investors that own REITs directly unless certain holding period and other requirements are satisfied.
Infrastructure-related companies risk. Infrastructure-related companies can be negatively affected by various factors, including general or local economic conditions and political developments, general changes in market sentiment towards infrastructure assets, high interest costs in connection with capital construction and improvement programs, difficulty in raising capital, costs associated with compliance with changes in regulations, regulation or intervention by various government authorities, including government regulation of rates, inexperience with and potential losses resulting from the deregulation of a particular industry or sector, changes in tax laws, environmental problems, costs or disruptions caused by extreme weather or other natural disasters, the effects of energy conservation policies, commodities markets disruptions (e.g., significant changes over short time periods in the price of oil), technological changes, surplus capacity, casualty losses, threat of terrorist attacks and changes in interest rates. Rising interest rates could lead to higher financing costs and reduced earnings for infrastructure-related companies. A company is considered to be an infrastructure-related company if at least 50% of its non-cash assets are infrastructure assets or 50% of its gross income or net profits are derived, directly or indirectly, from the ownership, management, construction, operation, utilization or financing of infrastructure assets. Infrastructure-related companies may be focused in the energy, industrials and utilities sectors. At times, the performance of securities in these sectors may lag the performance of other sectors or the broader market as a whole. A downturn in these sectors could have an adverse impact on the fund.
Natural resources securities risk. Securities of natural resources companies may be affected by a variety of factors, including global political and economic developments, climate changes or natural disasters in major natural resource areas, fluctuations in commodity prices, government regulations and fluctuating demand caused by, among other causes, rising interest rates, general economic conditions and energy conservation efforts.
Non-diversification risk. The fund is classified as non-diversified under the Investment Company Act of 1940, as amended. This means that the fund may invest in securities of relatively few issuers. Thus, the performance of one or a small number of portfolio holdings can affect overall performance.
Foreign investment risk. The fund faces the risks inherent in foreign investing. Adverse political, economic or social developments, as well as US and foreign government actions such as the imposition of tariffs, economic and trade sanctions or embargoes, could undermine the value of the fund’s foreign investments, prevent the fund from realizing the full value of its foreign investments or prevent the fund from selling foreign securities it holds.
Financial reporting standards for companies based in foreign markets differ from those in the US. Additionally, foreign securities markets generally are smaller and less liquid than US markets. To the extent that the fund invests in non-US dollar denominated foreign securities, changes
Prospectus December 18, 2024

Fund Details

in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities. In addition, because non-US markets may be open on days when the fund does not price its shares, the value of the foreign securities in the fund’s portfolio may change on days when shareholders will not be able to purchase or sell the fund’s shares.
Foreign governments may restrict investment by foreigners, limit withdrawal of trading profit or currency from the country, restrict currency exchange or seize foreign investments. The foreign investments of the fund may also be subject to foreign withholding or other taxes. Foreign brokerage commissions and other fees are generally higher than those for US investments, and the transactions and custody of foreign assets may involve delays in payment, delivery or recovery of money or investments.
Foreign markets can have liquidity risks beyond those typical of US markets. Because foreign exchanges generally are smaller and less liquid than US exchanges, buying and selling foreign investments can be more difficult and costly. Relatively small transactions can sometimes materially affect the price and availability of foreign securities. In certain situations, it may become virtually impossible to sell a foreign investment in an orderly fashion at a price that approaches portfolio management's estimate of its value. For the same reason, it may at times be difficult to value the fund’s foreign investments.
Emerging markets risk. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.
Emerging markets countries typically have economic and political systems that are less developed, and can be expected to be less stable than developed markets. For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation.
Applicable regulatory, accounting, auditing and financial reporting and recordkeeping standards may be less rigorous in emerging markets countries and there may be significant differences between financial statements prepared in accordance with emerging markets countries’ accounting standards and practices and those prepared in accordance with international accounting standards. In particular, the assets and profits appearing on the financial statements of an emerging market country’s issuer may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with US Generally Accepted Accounting Principles. The quality of audits in emerging markets countries may be unreliable. Consequently, the fund may not be provided the same degree of protection or information as would generally apply in developed countries and the fund may be exposed to significant losses.
There is also substantially less publicly available information about emerging market issuers than there is about issuers in developed countries. Therefore, disclosure of certain material information may not be made, and less information may be available to the fund and other investors than would be the case if the fund’s investments were restricted to securities of issuers in developed countries.
Master limited partnership risk. Investments in securities of MLPs involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s right to require unit-holders to sell their common units at an undesirable time or price. Certain MLP securities may trade in lower volumes due to their smaller capitalizations, and may be subject to more abrupt or erratic price movements and lower market liquidity. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments could have poor returns.
MLPs are also subject to various risks related to the underlying operating companies they control, including dependence upon specialized management skills and the risk that such companies may lack or have limited operating histories. Investments held by MLPs may be relatively illiquid, limiting the MLPs’ ability to vary their portfolios promptly in response to changes in economic and other conditions.
MLPs often operate in the energy infrastructure sector and are subject to specific risks that could cause the value of the MLP to decline, including, among others: fluctuations in commodity prices; fluctuations in consumer demand for commodities such as oil, natural gas or petroleum products; fluctuations in the supply of oil, natural gas or other commodities for transporting, processing, storing or delivering; slowdowns in new construction; extreme weather or other natural disasters; and threats of terrorist attacks. Additionally, changes in economic conditions of key energy producing and consuming countries, domestic and foreign government regulations, international politics, policies of the Organization of Petroleum Exporting Countries (OPEC), taxation and tariffs may adversely impact the profitability of energy infrastructure companies. Moreover, energy infrastructure companies may incur environmental costs and liabilities due to the nature of their businesses and substances handled. Over time, depletion of natural gas reserves and other energy reserves may also affect the profitability of energy infrastructure companies.
Credit risk. The fund's performance could be hurt if an issuer of a debt security suffers an adverse change in financial condition that results in the issuer not making timely payments of interest or principal, a security downgrade or an inability to meet a financial obligation.
Prospectus December 18, 2024

Fund Details

For securities that rely on third-party guarantors to support their credit quality, the same risks may apply if the financial condition of the guarantor deteriorates or the guarantor ceases to insure securities. Because guarantors may insure many types of securities, including subprime mortgage bonds and other high-risk bonds, their financial condition could deteriorate as a result of events that have little or no connection to securities owned by the fund.
Some securities issued by US government agencies or instrumentalities are backed by the full faith and credit of the US government. Other securities that are supported only by the credit of the issuing agency or instrumentality are subject to greater credit risk than securities backed by the full faith and credit of the US government. This is because the US government might provide financial support, but has no obligation to do so, if there is a potential or actual loss of principal or failure to make interest payments.
Interest rate risk. When interest rates rise, prices of debt securities generally decline. The longer the duration of the fund’s debt securities, the more sensitive the securities will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.) Interest rates can change in response to the supply and demand for credit, government and/or central bank monetary policy and action, inflation rates, and other factors. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and potential illiquidity and may detract from fund performance to the extent the fund is exposed to such interest rates and/or volatility.
Low inflation/deflation risk. During periods of low inflation or deflation, investments in securities that typically offer some protection from inflation (including investments in natural resources, infrastructure related companies and real estate related companies, among others) could decline in value, causing the fund to underperform.
Prepayment and extension risk. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the fund’s assets tied up in lower interest debt obligations. Ultimately, any changes or unexpected behavior in interest rates could increase the volatility of the fund’s share price and yield and could hurt fund performance. Prepayments could also create capital gains tax liability in some instances.
Focus risk. To the extent that the fund focuses its investments in particular industries, asset classes or sectors of the economy, any market price movements, regulatory or technological changes, or economic conditions affecting companies in those industries, asset classes or sectors may have a significant impact on the fund’s performance.
The fund may become more focused in particular industries, asset classes or sectors of the economy as a result of changes in the valuation of the fund’s investments or fluctuations in the fund’s assets, and the fund is not required to reduce such exposures under these circumstances.
Counterparty risk. A financial institution or other counterparty with whom the fund does business, or that underwrites, distributes or guarantees any investments or contracts that the fund owns or is otherwise exposed to, may decline in financial health and become unable to honor its commitments. This could cause losses for the fund or could delay the return or delivery of collateral or other assets to the fund.
Redemption risk. The fund is intended to be a component of an SMA strategy in managed account investment programs sponsored by third-party financial institutions. A program sponsor’s clients may, alone or in the aggregate, have substantial investments in the fund. If a program sponsor decides to remove the strategy as an available option for its program participants or to cease investing in the fund to implement the strategy, or if a large program client decides to terminate its managed account, the fund may experience relatively large redemptions and could be required to liquidate some or all of its assets at inopportune times or unfavorable prices. The fund is subject to the risk that these shareholders will redeem large quantities of shares of the fund rapidly or unexpectedly, including as a result of asset allocation decisions made by the Advisor. These transactions could adversely affect the fund’s performance if it is forced to sell portfolio securities to satisfy redemption requests when the fund would otherwise not do so and at unfavorable prices. Redemptions of a large number of shares may also adversely affect the liquidity of the fund’s portfolio, increase the fund’s transaction costs, negatively affect the fund’s net asset value or ability to satisfy redemptions in a timely manner, and result in adverse tax consequences for the fund and its shareholders. Large redemptions may be more likely during times of market stress or reduced liquidity, exacerbating the potential impact on the fund. These risks are more pronounced to the extent that a smaller number of shareholders own substantial portions of the fund.
Liquidity risk. In certain situations, it may be difficult or impossible to sell an investment and/or the fund may sell certain investments at a price or time that is not advantageous in order to meet redemption requests or other cash needs. Unusual market conditions, such as an unusually high volume of redemptions or other similar conditions could increase liquidity risk for the fund, and in extreme conditions, the fund could have difficulty meeting redemption requests.
This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large
Prospectus December 18, 2024

Fund Details

investors (such as certain types of derivatives or restricted securities). In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk (i.e., if the number and capacity of traditional market participants is reduced). This may affect only certain securities or an overall securities market.
Pricing risk. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value pricing. In such cases, the value determined for an investment could be different from the value realized upon such investment’s sale. As a result, you could pay more than the market value when buying fund shares or receive less than the market value when selling fund shares.
Secondary markets may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may prevent the fund from being able to realize full value and thus sell a security for its full valuation. This could cause a material decline in the fund’s net asset value.
Securities lending risk. Securities lending involves the risk that the fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A delay in the recovery of loaned securities could interfere with the fund’s ability to vote proxies or settle transactions. Delayed settlement may limit the ability of the fund to reinvest the proceeds of a sale of securities or prevent the fund from selling securities at times and prices it considers desirable. The fund could also lose money in the event of a decline in the value of the collateral provided for the loaned securities, or a decline in the value of any investments made with cash collateral or even a loss of rights in the collateral should the borrower of the securities fail financially while holding the securities.
Derivatives risk. Derivatives involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Risks associated with derivatives may include the risk that the derivative is not well correlated with the underlying asset, security or index to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation, which risk may be heightened in derivative transactions entered into “over-the-counter” (i.e., not on an exchange or contract market); and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund's exposure to the market and magnify potential losses.
There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the fund. The use of derivatives by the fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.
ETF risk. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their net asset value. An ETF is subject to the risks of the assets in which it invests as well as those of the investment strategy it follows. The fund may incur brokerage costs when it buys and sells shares of an ETF and also bears its proportionate share of the ETF’s fees and expenses, which are passed through to ETF shareholders.
Fees and expenses incurred by an ETF may include trading costs, operating expenses, licensing fees, trustee fees and marketing expenses. With an index ETF, these costs may contribute to the ETF not fully matching the performance of the index it is designed to track. An actively-managed ETF may have a higher degree of portfolio turnover than a passively-managed index ETF and incur higher brokerage costs.
Operational and technology risk. Cyber-attacks, disruptions or failures that affect the fund’s service providers or counterparties, issuers of securities held by the fund, or other market participants may adversely affect the fund and its shareholders, including by causing losses for the fund or impairing fund operations. For example, the fund’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted and operations may be disrupted (e.g., cyber-attacks, operational failures or broader disruptions may cause the release of private shareholder information or confidential fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the fund’s net asset value and impede trading). Market events and disruptions also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the fund’s operations.
While the fund and its service providers may establish business continuity and other plans and processes that seek to address the possibility of and fallout from cyber-attacks, disruptions or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as fund counterparties, issuers of securities held by the fund or other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future and there is no assurance that such plans and processes will be effective. Among other situations, disruptions (for example, pandemics or health crises) that cause prolonged periods of remote work or significant employee absences at the fund’s service providers could impact the ability to conduct the fund’s operations. In addition, the fund cannot directly control any cybersecurity plans and systems put in place by its service providers, fund counterparties, issuers of securities held by the fund or other market participants.
Prospectus December 18, 2024

Fund Details

Cyber-attacks may include unauthorized attempts by third parties to improperly access, modify, disrupt the operations of, or prevent access to the systems of the fund’s service providers or counterparties, issuers of securities held by the fund or other market participants or data within them. In addition, power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
Cyber-attacks, disruptions, or failures may adversely affect the fund and its shareholders or cause reputational damage and subject the fund to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. In addition, cyber-attacks, disruptions, or failures involving a fund counterparty could affect such counterparty’s ability to meet its obligations to the fund, which may result in losses to the fund and its shareholders. Similar types of operational and technology risks are also present for issuers of securities held by the fund, which could have material adverse consequences for such issuers, and may cause the fund’s investments to lose value. Furthermore, as a result of cyber-attacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the fund being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments.
For example, the fund relies on various sources to calculate its NAV. Therefore, the fund is subject to certain operational risks associated with reliance on third party service providers and data sources. NAV calculation may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the fund’s NAV and/or the inability to calculate NAV over extended time periods. The fund may be unable to recover any losses associated with such failures.
Other Policies and Risks
While the previous pages describe the main points of the fund’s strategy and risks, there are a few other matters to know about:
■
Although major changes tend to be infrequent, the fund’s Board could change the fund's investment objective without seeking shareholder approval.
■
When, in the Advisor's opinion, it is advisable to adopt a temporary defensive position because of unusual and adverse or other market conditions, up to 100% of the fund's assets may be held in cash or invested in money market securities or other short-term investments. Short-term investments consist of (1) foreign and domestic obligations of sovereign governments and their agencies and instrumentalities, authorities and political subdivisions; (2) other short-term high quality rated debt securities or, if unrated, determined to be of comparable quality in the opinion of the Advisor; (3) commercial paper; (4) bank obligations, including negotiable certificates of deposit, time deposits and bankers' acceptances; and (5) repurchase agreements. Short-term investments may also include shares of money market mutual funds. To the extent the fund invests in such instruments, the fund will not be pursuing its investment objective. However, portfolio management may choose to not use these strategies for various reasons, even in volatile market conditions.
■
Your fund assets may be at risk of being transferred to the appropriate state if you fail to maintain a valid address and/or if certain activity does not occur in your account within the time specified by state abandoned property law. Contact your financial representative or the transfer agent for additional information.
For More Information
This prospectus doesn’t tell you about every policy or risk of investing in the fund. If you want more information on the fund’s allowable securities and investment practices and the characteristics and risks of each one, you may want to request a copy of the Statement of Additional Information (the back cover tells you how to do this).
Keep in mind that there is no assurance that the fund will achieve its investment objective.
The fund’s Statement of Additional Information includes a description of the fund’s policies and procedures with respect to the disclosure of the fund’s portfolio holdings.
Who Manages and Oversees the Fund
The Investment Advisor
DWS Investment Management Americas, Inc. (“DIMA” or the “Advisor”), with headquarters at 875 Third Avenue, New York, NY 10022, is the investment advisor for the fund. Under the oversight of the Board, the fund’s subadvisor, subject to the oversight of the Advisor, makes investment decisions, buys and sells securities for the fund and conducts research that leads to these purchase and sale decisions. The Advisor is an indirect, wholly-owned subsidiary of DWS Group GmbH & Co. KGaA (“DWS Group”), a separate, publicly-listed financial services firm that is an indirect, majority-owned subsidiary of Deutsche Bank AG. The Advisor and its predecessors have more than 95 years of experience managing mutual funds and provide a full range of global investment advisory services to institutional and retail clients.
DWS represents the asset management activities conducted by DWS Group or any of its subsidiaries, including DIMA, other affiliated investment advisors and DWS Distributors, Inc. (“DDI” or the “Distributor”). DWS is a global organization that offers a wide range of investing expertise and resources, including hundreds of portfolio managers and analysts and an office network that reaches the world’s major investment centers. This well-resourced
Prospectus December 18, 2024

Fund Details

global investment platform brings together a wide variety of experience and investment insight across industries, regions, asset classes and investing styles.
The Advisor may utilize the resources of its global investment platform to provide investment management services through branch offices or affiliates located outside the US. In some cases, the Advisor may also utilize its branch offices or affiliates located in the US or outside the US to perform certain services, such as trade execution, trade matching and settlement, or various administrative, back-office or other services. To the extent services are performed outside the US, such activity may be subject to both US and foreign regulation. It is possible that the jurisdiction in which the Advisor or its affiliate performs such services may impose restrictions or limitations on portfolio transactions that are different from, and in addition to, those that apply in the US.
Management Fee. The fund does not pay a management fee to the Advisor. Shareholders should be aware, however, that the fund is part of SMA investment programs, and the fund’s subadvisor will be compensated directly or indirectly by wrap program sponsors or wrap account clients for SMA advisory services.
A discussion regarding the basis for the Board's approval of the fund’s investment management agreement will be contained in the next available financial statements and other information report for the annual period ended March 31 and the semi-annual period ended September 30 (see the back cover).
The following waiver is currently in effect:
The Advisor has contractually agreed through December 17, 2027 to reimburse fund expenses to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired fund fees and expenses) at a ratio no higher than 0.00%. The agreement may only be terminated with the consent of the fund’s Board.
Under a separate administrative services agreement between the fund and the Advisor, the fund pays the Advisor a fee of 0.097% of the fund’s average daily net assets for providing most of the fund's administrative services. The administrative services fee discussed above is included in the fees and expenses table under “Other expenses.”
Subadvisor for the fund
RREEF America L.L.C. (“RREEF”), an affiliate of DIMA and an indirect, wholly-owned subsidiary of DWS Group, is the subadvisor for the fund. RREEF, a registered investment advisor, is located at 222 South Riverside Plaza, Chicago, Illinois 60606. DIMA does not pay a subadvisory fee to RREEF. As noted above, RREEF will be compensated directly or indirectly by wrap program sponsors or wrap account clients for SMA advisory services. Pursuant to a contractual agreement, RREEF reimburses DIMA for certain expenses reimbursed to the fund by DIMA.
RREEF makes the investment decisions, buys and sells securities for the fund and conducts research that leads to these purchase and sale decisions.
RREEF has provided real estate investment management services to institutional investors since 1975 across a diversified portfolio of industrial properties, office buildings, residential apartments and shopping centers. RREEF has also been an investment advisor of real estate securities since 1993.
Multi-Manager Structure. The Advisor, subject to the approval of the Board, has ultimate responsibility to oversee any subadvisor to the fund and to recommend the hiring, termination and replacement of subadvisors. The fund and the Advisor have received an order from the SEC that permits the Advisor to appoint or replace certain subadvisors, to manage all or a portion of the fund’s assets and enter into, amend or terminate a subadvisory agreement with certain subadvisors, in each case subject to the approval of the fund’s Board but without obtaining shareholder approval (“multi-manager structure”). The multi-manager structure applies to subadvisors that are not affiliated with the fund or the Advisor (“nonaffiliated subadvisors”), as well as subadvisors that are indirect or direct, wholly-owned subsidiaries of the Advisor or that are indirect or direct, wholly-owned subsidiaries of the same company that, indirectly or directly, wholly owns the Advisor (“wholly-owned subadvisors”). Pursuant to the SEC order, the Advisor, with the approval of the fund’s Board, has the discretion to terminate any subadvisor and allocate and reallocate the fund’s assets among any other nonaffiliated subadvisors or wholly-owned subadvisors (including terminating a nonaffiliated subadvisor and replacing it with a wholly-owned subadvisor). The fund and the Advisor are subject to the conditions imposed by the SEC order, including the condition that within 90 days of hiring a new subadvisor pursuant to the multi-manager structure, the fund will provide shareholders with an information statement containing information about the new subadvisor. The fund’s sole initial shareholder approved the multi-manager structure described herein.
Management
The following Portfolio Managers are jointly and primarily responsible for the day-to-day management of the fund.
Evan Rudy, CFA, Director and Head of Investment Strategy Liquid Real Assets. Portfolio Manager of the fund. Began managing the fund in 2024.
■
Joined DWS in 2007. Previously, worked as an Analyst at the Townsend Group, a real estate consulting firm.
■
Portfolio Manager, Liquid Real Assets: Chicago.
■
BS, Miami University.
Prospectus December 18, 2024

Fund Details

Aaron Heffernan, CFA, Vice President and Portfolio Manager Liquid Real Assets. Portfolio Manager of the fund. Began managing the fund in 2024.
■
Joined DWS in 2016, with four years of industry experience.
■
Portfolio Manager Liquid Real Assets: Chicago.
■
BA in Economics from University of California, Berkeley.
The fund’s Statement of Additional Information provides additional information about a portfolio manager’s investments in the fund, a description of the portfolio management compensation structure and information regarding other accounts managed.
Prospectus December 18, 2024

Fund Details

Investing in the Fund
Buying, Exchanging and Selling Shares
Shares of the fund may be purchased only by and on behalf of “wrap” account clients (“eligible investors”) where the fund’s subadvisor has an agreement to serve as investment adviser to the wrap program sponsor (typically a registered investment adviser or broker-dealer) or directly to the wrap account clients of the wrap program sponsor. A client agreement to open an account typically may be obtained by contacting the wrap program sponsor; for more information about opening your account, please contact your wrap program sponsor.
Your financial representative may also charge you additional fees, commissions or other charges.
The fund, the Distributor and the transfer agent do not provide investment advice or recommendations to existing or potential shareholders with respect to investing in the fund.
How to Buy Shares
Minimum Initial Investment ($)
There is no minimum initial investment amount to open an account or minimum subsequent investment amount imposed by the fund. Minimum investment amounts for investing in the fund, however, may be imposed by wrap program sponsors and can be found in the client agreement provided to you by the wrap program sponsor or your financial representative.
How to Sell Shares
Redemption orders are placed on your behalf by the wrap program sponsor with the financial representative that executes trades for your managed account. The fund intends to redeem shares held by or on behalf of shareholder who is informed by the wrap program sponsor that the shareholder has ceased to be an eligible investor, and each eligible investor, by purchasing shares, agrees to any such redemption.
Policies You Should Know About
Along with the information in the previous sections, the policies below may affect you as a shareholder. Some of this information, such as the section on distributions and taxes, applies to all investors, including those investing through a financial representative.
Check the materials you received from the wrap program sponsor or your financial representative about how to buy and sell shares because particular sponsors may adopt policies, procedures or limitations that are separate from those described in this prospectus. Please note that sponsors may charge fees separate from those charged by the fund and may be compensated by the fund.
Policies About Transactions
The fund is open for business each day the New York Stock Exchange is open. The fund calculates its share price for each class every business day, as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time, but sometimes earlier, as in the case of scheduled half-day trading, shortened trading hours due to emergency circumstances or unscheduled suspensions of trading). You can place an order to buy or sell shares at any time. All transactions are processed at the share price next calculated after the order or instruction is received in “good order.” (See “How the Fund Calculates Share Price.”)
An order to buy or sell shares received in good order prior to the close of regular trading on the New York Stock Exchange, on a day the fund is open for business, will generally be effected at the share price calculated that day. An order received in good order after such time will generally be effected at the share price calculated on the next business day. A temporary intraday suspension or disruption of regular trading on the New York Stock Exchange will not be treated as the close of regular trading for that day if trading resumes and therefore will not impact the time at which the fund calculates its share price on that day. In the event of an early close of regular trading on the New York Stock Exchange, such as in the case of scheduled half-day trading, shortened trading hours due to emergency circumstances or unscheduled suspensions of trading, the fund will calculate its share price as of the early close on that day. In such event, an order received in
Prospectus December 18, 2024	16	Investing in the Fund

good order before the early close will generally be effected at the share price calculated that day and an order received in good order after the early close will generally be effected at the share price calculated on the next business day.
Because orders placed through a financial representative must be forwarded to the transfer agent, you’ll need to allow extra time for your order to be processed. Your financial representative should be able to tell you approximately when your order will be processed. It is the responsibility of your financial representative to forward your order to the transfer agent in a timely manner.
In the exercise of its sole discretion, the fund at any time may, without prior notice, refuse, cancel, limit or rescind any purchase; cancel or rescind any purchase order placed through a financial intermediary no later than the business day after the order is received by the financial intermediary; freeze account activity; suspend account services; and/or involuntarily redeem and close an existing account. Specifically, the fund reserves the right to involuntarily redeem an account (i) in case of actual or suspected fraudulent, illegal or suspicious activity by the account owner or any other individual associated with the account; or (ii) if the account owner fails to provide legally required information, including information and/or documentation related to identity verification, to the fund. The fund is not required to provide justification to a potential or existing shareholder for taking any such action. Please be advised that if the fund involuntarily redeems and closes your account, under tax laws, you may be required to recognize a gain or a loss or otherwise incur tax consequences.
With certain limited exceptions, only US residents may invest in the fund.
Good order. We reserve the right to reject any order or instruction that is not in “good order.” Good order generally means that the order or instruction:
■
is complete and accurate (e.g., includes the account number, fund name, and amount of the transaction);
■
is provided by a person authorized to act for your account;
■
is accompanied by any required signatures, including signature guarantees or notarized signatures; and
■
is accompanied by any required supporting documentation.
Good order requirements are established by the fund or the transfer agent, depend on the type of account or transaction, and may be changed or waived at any time. Contact DWS if you have any questions.
Market timing policies and procedures. Short-term and excessive trading of fund shares may present risks to long-term shareholders, including potential dilution in the value of fund shares, interference with the efficient management of the fund’s portfolio (including losses on the sale of investments), taxable gains to remaining shareholders and increased brokerage and administrative costs. These risks may be more pronounced if the fund invests in certain securities, such as those that trade in foreign markets, are illiquid or do not otherwise have “readily available market quotations.” Certain investors may seek to employ short-term trading strategies aimed at exploiting variations in portfolio valuation that arise from the nature of the securities held by the fund (e.g., “time zone arbitrage”).
Because the fund is designed to be a component of “wrap” accounts that also invest in individual securities and other investments, fund shares may be purchased or redeemed on a frequent basis for rebalancing purposes or in order to invest new monies or to accommodate reductions in account size. Because all purchase and redemption orders are initiated by the applicable wrap program sponsor, “wrap” account clients are not in a position to effect purchase and redemption orders and are, therefore, unable to directly trade in fund shares. Accordingly, the Advisor and the fund have not adopted policies to discourage short-term trading in the fund. However, the fund reserves the right to refuse purchase orders.
Responsibility for fraud. The fund and its service providers, including DWS, shall not be liable for any loss incurred by reason of the fund accepting unauthorized transaction requests for your account if the fund reasonably believes the instructions to be genuine. In order to safeguard your account, you should keep all account information private and review all confirmation statements and other account-related communications as soon as you receive them. We will consider all transactions to be properly processed if discrepancies are not reported promptly. Contact us immediately if you suspect that someone has gained unauthorized access to your account. The DWS Account Security Program provides further information on how you can protect your account. Visit the Investor Resource Center at dws.com for more information.
The fund does not issue share certificates.
Money from shares you sell is normally sent out within one business day of when your request is received in good order, regardless of the method of payment although it could be delayed for up to seven days. There are circumstances when it could be longer, including, but not limited to,when unusual circumstances prompt the SEC to allow further delays. Certain expedited redemption processes may also be delayed or unavailable when you are selling shares recently purchased.
Redemptions will generally be in the form of cash, though the fund reserves the right to redeem in kind (as described under “Other Rights We Reserve”). The fund typically expects to satisfy redemption requests by using available cash or by selling portfolio securities if available cash is not sufficient to meet redemptions. The fund may utilize an existing line of credit for temporary coverage in the event of a cash shortfall. The fund may also utilize inter-fund lending, though such use is expected to be rare. The fund may use any of these methods of satisfying redemption
Prospectus December 18, 2024

Investing in the Fund

requests under normal or stressed market conditions. During periods of distressed market conditions, when a significant portion of the fund’s portfolio may be comprised of less-liquid and/or illiquid investments, the fund may be more likely to pay redemption proceeds by giving you securities.
The fund reserves the right to suspend or postpone redemptions as permitted pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”). Generally, those circumstances are when 1) the New York Stock Exchange is closed other than customary weekend or holiday closings; 2) the SEC determines that trading on the New York Stock Exchange is restricted; 3) the SEC determines that an emergency exists which makes the disposal of securities owned by the fund or the fair determination of the value of the fund’s net assets not reasonably practicable; or 4) the SEC, by order, permits the suspension of the right of redemption. For additional rights reserved by the fund, please see “Other Rights We Reserve.”
How the Fund Calculates Share Price
To calculate net asset value, or NAV, each share class uses the following equation:
(	Total Assets	−	Total Liabilities	)	÷	Total Number of Shares Outstanding	=	NAV
The price at which you buy shares is based on the NAV per share calculated after the order is received and accepted by the transfer agent. The price at which you sell shares is also based on the NAV per share calculated after the order is received and accepted by the transfer agent. To obtain the fund's most recent share price, go to dws.com (the Web site does not form a part of this prospectus) or call the telephone number included in this prospectus.
The Board has designated the Advisor as the valuation designee for the fund pursuant to Rule 2a-5 under the 1940 Act. The Advisor’s Pricing Committee typically values securities using readily available market quotations or prices supplied by independent pricing services (which are considered fair values under Rule 2a-5). The Advisor has adopted fair valuation procedures that provide methodologies for fair valuing securities when pricing service prices or market quotations are not readily available, including when a security’s value or a meaningful portion of the value of the fund's portfolio is believed to have been materially affected by a significant event, such as a natural disaster, an economic event like a bankruptcy filing, or a substantial fluctuation in domestic or foreign markets that has occurred between the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) and the close of the New York Stock Exchange. In such a case, the fund’s value for a security is likely to be different from the last quoted market price or pricing service prices. In addition, due to the subjective and variable nature of fair value pricing, it is possible that the value determined for a particular asset may be materially different from the value realized upon such asset’s sale.
It is expected that the greater the percentage of fund assets that is invested in non-US securities, the more extensive will be the fund’s use of fair value pricing. This is intended to reduce the fund’s exposure to “time zone arbitrage” and other harmful trading practices. (See “Market timing policies and procedures.”)
To the extent that the fund invests in securities that are traded primarily in foreign markets, the value of its holdings could change at a time when you aren’t able to buy or sell fund shares. This is because some foreign markets are open on days or at times when the fund doesn’t price its shares. (Note that prices for securities that trade on foreign exchanges can change significantly on days when the New York Stock Exchange is closed and you cannot buy or sell fund shares. Price changes in the securities the fund owns may ultimately affect the price of fund shares the next time the NAV is calculated.)
Other Rights We Reserve
You should be aware that we may do any of the following:
■
withdraw or suspend the offering of shares at any time
■
withhold a portion of your distributions and redemption proceeds if we have been notified by the Internal Revenue Service that you are subject to backup withholding, if you fail to provide us with the correct taxpayer ID number and certain certifications, including certification that you are not subject to backup withholding, or if you are otherwise subject to withholding
■
reject an account application if you don’t provide any required or requested identifying information, or for any other reason
■
without prior notice, refuse, cancel, limit or rescind any purchase order; freeze any account (meaning you will not be able to purchase fund shares in your account); suspend account services; and/or involuntarily redeem and close your account if we think that the account is being used for fraudulent or illegal purposes; one or more of these actions will be taken when, at our sole discretion, they are deemed to be in the fund’s best interests or when the fund is requested or compelled to do so by governmental authority or by applicable law
■
if we decide to close your account, your fund shares will be redeemed at the net asset value per share next calculated after we determine to close your account ; you may recognize a gain or loss on the redemption of your fund shares and you may incur a tax liability
Prospectus December 18, 2024

Investing in the Fund

■
pay you for shares you sell by “redeeming in kind,” that is, by giving you securities (which are subject to market risk until sold, may incur taxes and typically will involve brokerage costs for you to liquidate) rather than cash, but which will be taxable to the same extent as a redemption for cash; the fund generally won’t make a redemption in kind unless your requests over a 90-day period total more than $250,000 or 1% of the value of the fund’s net assets, whichever is less
■
change, add or withdraw various services, fees and account policies (for example, we may adjust the fund’s investment minimums at any time)
Financial Intermediary Support Payments
The Advisor, the Distributor and/or their affiliates may pay additional compensation, out of their own assets and not as an additional charge to the fund, to selected affiliated and unaffiliated brokers, dealers, participating insurance companies or other financial intermediaries (“financial representatives”) in connection with the sale and/or distribution of fund shares or the retention and/or servicing of fund investors and fund shares (“revenue sharing”). Such revenue sharing payments are in addition to any recordkeeping/sub-transfer agency/networking fees payable by the fund (generally through the Distributor or an affiliate) and/or the Distributor or Advisor to certain financial representatives for performing such services and any sales charges, commissions, non-cash compensation arrangements expressly permitted under applicable rules of the Financial Industry Regulatory Authority or other concessions described in the fee table or elsewhere in this prospectus or the Statement of Additional Information as payable to all financial representatives. For example, the Advisor, the Distributor and/or their affiliates may, using their legitimate profits, compensate financial representatives for providing the fund with “shelf space” or access to a third party platform (including the costs associated with establishing and maintaining the fund on such platform) or fund offering list or other marketing programs, including, without limitation, inclusion of the fund on preferred or recommended sales lists, mutual fund “supermarket” platforms and other formal sales programs; granting the Distributor access to the financial representative’s sales force; granting the Distributor access to the financial representative’s conferences and meetings; assistance in training and educating the financial representative’s personnel; and obtaining other forms of marketing support. In addition, revenue sharing payments may consist of the Distributor’s and/or its affiliates’ payment or reimbursement of ticket charges that would otherwise be assessed by a financial representative on an investor’s fund transactions.
The level of revenue sharing payments made to financial representatives may be a fixed fee or based upon one or more of the following factors: gross sales, current assets and/or number of accounts of the fund attributable to the financial representative, the particular fund or fund type or other measures as agreed to by the Advisor, the Distributor and/or their affiliates and the financial representatives or any combination thereof. The amount of these payments is determined at the discretion of the Advisor, the Distributor and/or their affiliates from time to time, may be substantial, and may be different for different financial representatives based on, for example, the nature of the services provided by the financial representative.
The Advisor, the Distributor and/or their affiliates currently make revenue sharing payments from their own assets in connection with the sale and/or distribution of DWS fund shares or the retention and/or servicing of investors to financial representatives in amounts that generally range from 0.01% up to 0.52% of assets of the fund serviced and maintained by the financial representative, 0.05% to 0.25% of sales of the fund attributable to the financial representative, a flat fee of up to $95,000, or any combination thereof. These amounts are annual figures typically paid on a quarterly basis and are subject to change at the discretion of the Advisor, the Distributor and/or their affiliates. Receipt of, or the prospect of receiving, this additional compensation may influence your financial representative’s recommendation of the fund or of any particular share class of the fund. You should review your financial representative’s compensation disclosure and/or talk to your financial representative to obtain more information on how this compensation may have influenced your financial representative’s recommendation of the fund. Additional information regarding these revenue sharing payments is included in the fund’s Statement of Additional Information, which is available to you on request at no charge (see the back cover of this prospectus for more information on how to request a copy of the Statement of Additional Information).
The Advisor, the Distributor and/or their affiliates may also make such revenue sharing payments to financial representatives under the terms discussed above in connection with the distribution of both DWS funds and non-DWS funds by financial representatives to retirement plans that obtain recordkeeping services from ADP, Inc. or to 403(b) plans that obtain recordkeeping services from Ascensus, Inc. on the DWS-branded retirement plan platform (the “Platform”). The level of revenue sharing payments is based upon sales of both the DWS funds and the non-DWS funds by the financial representative on the Platform or current assets of both the DWS funds and the non-DWS funds serviced and maintained by the financial representative on the Platform.
It is likely that broker-dealers that execute portfolio transactions for the fund will include firms that also sell shares of the DWS funds to their customers. However, the Advisor will not consider sales of DWS fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the DWS funds. Accordingly, the Advisor has implemented policies and procedures reasonably
Prospectus December 18, 2024

Investing in the Fund

designed to prevent its traders from considering sales of DWS fund shares as a factor in the selection of broker-dealers to execute portfolio transactions for the fund. In addition, the Advisor, the Distributor and/or their affiliates will not use fund brokerage to pay for their obligation to provide additional compensation to financial representatives as described above.
Understanding Distributions and Taxes
The fund intends to distribute to its shareholders virtually all of its net earnings. The fund can earn money in two ways: by receiving interest, dividends or other income from investments it holds and by selling investments for more than it paid for them. (The fund’s earnings are separate from any gains or losses stemming from your own purchase and sale of fund shares.) The fund may not always pay a dividend or other distribution for a given period. As with any investment, you should consider how your investment in shares of the fund will be taxed. The US federal income tax information in this prospectus is provided as general information and summarizes only some of the important federal income tax considerations affecting the fund and you as a shareholder. You should consult your own tax professional about the federal income tax and other tax consequences of an investment in shares of the fund.
The fund intends to distribute investment income and capital gains to its shareholders in November or December and may do so at other times as needed.
In general, your distributions are subject to US federal income tax for the year when they are paid. Dividends declared and payable to shareholders of record in the last quarter of a given calendar year are treated for federal income tax purposes as if they were received by shareholders and paid by the fund on December 31 of that year, if such dividends are actually paid in January of the following year.
For federal income tax purposes, income and capital gain dividends are generally taxable to shareholders. However, dividends, regardless of character, received by retirement plans qualifying for tax exemption under federal income tax laws generally will not be currently taxable.
Receipt of dividends dividends, whether ordinary or capital gain dividends, and other distributions. The wrap account sponsor may choose how to receive dividends, including capital gains. If no preference is selected, dividends will be reinvested in shares of the fund.
Buying, selling or exchanging fund shares will usually have federal income tax consequences for you (except in employer-sponsored qualified plans, IRAs or other tax-advantaged accounts). Your sale of shares may result in a capital gain or loss. The gain or loss will generally be long-term or short-term depending on how long you owned the shares that were sold. Your ability to deduct capital losses may be limited. For federal income tax purposes, an exchange is treated the same as a sale.
The federal income tax status of the fund’s earnings you receive and transactions involving your shares generally depends on their type:
Generally taxed at net capital gain rates:	Generally taxed at ordinary income rates:
Fund distributions
■gains from the sale of securi- ties held (or treated as held) by the fund for more than one year ■qualified dividend income	■gains from the sale of securi- ties held (or treated as held) by the fund for one year or less ■all other taxable income
Transactions involving fund shares
■gains from selling fund shares held for more than one year	■gains from selling fund shares held for one year or less

Any direct investments in foreign securities by the fund may be subject to foreign withholding taxes. In that case, the fund’s yield on those securities would generally be decreased. Shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes paid by the fund. In addition, any investments in foreign securities or foreign currencies may increase or accelerate the fund’s recognition of ordinary income and may affect the timing or amount of the fund’s distributions. If you invest in the fund through a taxable account, your after-tax return could be negatively affected.
Investments in certain debt obligations or other securities may cause the fund to recognize income in excess of the cash generated by them. Thus, the fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.
The fund's use of derivatives, if any, may affect the amount, timing and character of distributions to shareholders and, therefore, may increase the amount of taxes payable by shareholders.
Distributions to individuals and other non-corporate shareholders of investment income reported by the fund as derived from qualified dividend income are eligible for taxation for federal income tax purposes at the more favorable net capital gain rates. Qualified dividend income generally includes dividends received by the fund from domestic and some foreign corporations. It does not include income from investments in debt securities. In addition, the fund must meet certain holding period and other requirements with respect to the dividend-paying stocks in its portfolio and the shareholder must meet certain holding period and other requirements with respect to the fund’s shares for the lower tax rates to apply.
Prospectus December 18, 2024

Investing in the Fund

Dividends received by the fund from a REIT may be treated as qualified dividend income only to the extent the dividends are attributable to qualified dividend income received by such REIT.
For taxable years beginning after December 31, 2017 and before January 1, 2026, qualified REIT dividends (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are eligible for a 20% federal income tax deduction in the case of individuals, trusts and estates. A fund that receives qualified REIT dividends may elect to pass the special character of this income through to its shareholders. To be eligible to treat distributions from a fund as qualified REIT dividends, a shareholder must hold shares of the fund for more than 45 days during the 91-day period beginning on the date that is 45 days before the date on which the shares become ex dividend with respect to such dividend and the shareholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. If a fund does not elect to pass the special character of this income through to shareholders or if a shareholder does not satisfy the above holding period requirements, the shareholder will not be entitled to the 20% deduction for the shareholder’s share of the fund’s qualified REIT dividend income while direct investors in REITs may be entitled to the deduction.
Certain types of income received by the fund from REITs, real estate mortgage investment conduits (“REMICs”), taxable mortgage pools or other investments may cause the fund to designate some or all of its distributions as “excess inclusion income.” To fund shareholders such excess inclusion income may (1) constitute taxable income, as unrelated business taxable income (“UBTI”) for those shareholders who would otherwise be exempt from federal income tax, such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (2) not generally be offset by net operating losses; (3) not be eligible for reduced US withholding for non-US shareholders, including shareholders from tax treaty countries; and (4) cause the fund to be subject to tax if certain “disqualified organizations” are fund shareholders.
A 3.8% Medicare contribution tax is imposed on the “net investment income” of individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For this purpose, net investment income generally includes taxable dividends, including any capital gain dividends paid by the fund, and net gains recognized on the sale, redemption or exchange of shares of the fund.
If you invest right before the fund pays a dividend, you’ll be getting some of your investment back as a dividend, which may be taxable to you. You can avoid this by investing after the fund pays a dividend. In tax-advantaged accounts you generally do not need to worry about this.
If the fund’s distributions exceed its current and accumulated earnings and profits, the excess will be treated for federal income tax purposes as a tax-free return of capital to the extent of your basis in your shares and thereafter as a capital gain. Because a return of capital distribution reduces the basis of your shares, a return of capital distribution may result in a higher capital gain or a lower capital loss when you sell your shares held in a taxable account.
Corporations are taxed at the same rates on ordinary income and capital gains but may be eligible for a dividends received deduction to the extent of the amount of eligible dividends received by the fund from domestic corporations for the taxable year, provided certain holding period and other requirements are met. Distributions received by the fund from REITs will not be eligible for the dividends received deduction.
The fund intends to qualify and be treated each year as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), such that the fund will not be subject to federal income tax on income and capital gains distributed to shareholders. In order to qualify for the special tax treatment accorded RICs and their shareholders, the fund must, among other things, derive at least 90% of its gross income from certain specified sources (such income, “qualifying income”). The fund's ability to pursue its investment strategy and achieve its investment objectives may be limited by its intention to qualify as a RIC.
Another requirement for qualifying for the special tax treatment accorded RICs and their shareholders is that each fund must satisfy several diversification requirements, including the requirement that at the end of each quarter of its taxable year not more than 25% of the value of a fund’s total assets may be invested in the securities (other than those of the US Government or other RICs) of any one issuer or of two or more issuers which a fund controls and which are engaged in the same, similar, or related trades or businesses.
If the fund were to fail to meet the income or diversification test for qualification as a regulated investment company for federal income tax purposes, the fund could in some cases cure such failure, including by paying a fund-level tax and, in the case of a diversification test failure, disposing of certain assets. If the fund were ineligible to or otherwise did not cure such failure for any year, its taxable income and gains would be subject to tax at the fund level, and distributions from earnings and profits would be taxable to shareholders as ordinary income. Such distributions, however, may be eligible to be treated as qualified dividend income in the case of individuals and other non-corporate shareholders and for the dividends received deduction in the case of corporate shareholders.
Because each shareholder's tax situation is unique, ask your tax professional about the tax consequences of your investment, including any state and local tax consequences. Special tax rules apply to individuals investing
Prospectus December 18, 2024

Investing in the Fund

through tax-advantaged investment plans. Please consult your own tax advisor with respect to the tax consequences of an investment in the fund through such plan.
The above discussion summarizes certain federal income tax consequences solely for shareholders who are US persons. If you are a non-US person, please consult your own tax advisor with respect to the US and foreign tax consequences to you of an investment in the fund. For more information, see “Taxes” in the Statement of Additional Information.
Prospectus December 18, 2024

Investing in the Fund

Financial Highlights
Because the fund is newly offered, financial highlights information is not available.
Prospectus December 18, 2024	23	Financial Highlights

Appendix A
Hypothetical Expense Summary
Using the annual fund operating expense ratios presented in the fee tables in the fund’s prospectus, the Hypothetical Expense Summary shows the estimated fees and expenses, in actual dollars, that would be charged on a hypothetical investment of $10,000 in the fund held for the next 10 years and the impact of such fees and expenses on fund returns for each year and cumulatively, assuming a 5% return for each year. The historical rate of return for the fund may be higher or lower than 5% and, for money market funds, is typically less than 5%. The tables also assume that all dividends and distributions are reinvested. The annual fund expense ratios shown are net of any contractual fee waivers or expense reimbursements, if any, for the period of the contractual commitment. Also, please note that if you are investing through a third party provider, that provider may have fees and expenses separate from those of the fund that are not reflected here. Mutual fund fees and expenses fluctuate over time and actual expenses may be higher or lower than those shown.
The Hypothetical Expense Summary should not be used or construed as an offer to sell, a solicitation of an offer to buy or a recommendation or endorsement of any specific mutual fund. You should carefully review the fund’s prospectus to consider the investment objective, risks, expenses and charges of the fund prior to investing.
DWS RREEF Completion Fund I
	Maximum Sales Charge: 0.00%	Initial Hypothetical Investment: $10,000		Assumed Rate of Return: 5%
Year	Cumulative Return Before Fees & Expenses	Annual Fund Expense Ratios	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.00%	5.00%	$10,500.00	$0.00
2	10.25%	0.00%	10.25%	$11,025.00	$0.00
3	15.76%	0.00%	15.76%	$11,576.25	$0.00
4	21.55%	0.00%	21.55%	$12,155.06	$0.00
5	27.63%	0.00%	27.63%	$12,762.82	$0.00
6	34.01%	0.00%	34.01%	$13,400.96	$0.00
7	40.71%	0.00%	40.71%	$14,071.00	$0.00
8	47.75%	0.00%	47.75%	$14,774.55	$0.00
9	55.13%	0.00%	55.13%	$15,513.28	$0.00
10	62.89%	0.00%	62.89%	$16,288.95	$0.00
Total					$0.00
Prospectus December 18, 2024	24	Appendix A

To Get More Information
Fund reports. Additional information about the fund’s investments is available in the fund’s annual and semi-annual reports to shareholders and in Form N-CSR. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected fund performance during its last fiscal year. In Form N-CSR, you will find the fund’s annual and semi-annual financial statements.
Statement of Additional Information (SAI). This tells you more about the fund’s features and policies, including additional risk information. The SAI is incorporated by reference into this document (meaning that it’s legally part of this prospectus).
For a free copy of the SAI or a shareholder or other fund report or to request other information about the fund, contact your wrap program sponsor or financial representative. SAIs and shareholder reports are available through the DWS Web site at dws.com. These documents and other information about the fund (such as fund financial statements) are available from the EDGAR Database on the SEC’s Internet site at sec.gov. If you like, you may obtain copies of this information, after paying a duplicating fee, by e-mailing a request to publicinfo@sec.gov. The fund's recent shareholder reports and financial statements are also in the fund's annual and semi-annual filings with the SEC on Form N-CSR, which are available from the EDGAR Database on the SEC's Internet site at sec.gov.
Contact Information
DWS	PO Box 219151 Kansas City, MO 64121-9151 dws.com
Distributor	DWS Distributors, Inc. 222 South Riverside Plaza Chicago, IL 60606-5808 (800) 621-1148
SEC File Number	Deutsche DWS Market Trust DWS RREEF Completion Fund I 811-01236

(12/18/24) DRCF-1